WSi Interactive Corporation
News Release - December 22nd, 2000
CDNX: OTC: FWB:	WIZ WIZZF WSJ

JONATHAN MARA APPOINTED PRESIDENT AND CEO

WSi is pleased to announce that Jonathan Mara, a recent addition to the Board of Directors, has been appointed President and Chief Executive Officer of WSi effective December 22, 2000. As CEO, Mr. Mara's initial duties will include: conducting a review of WSi's current operations; supervising and managing the daily operations of WSi pursuant to the instructions and directives of the Board of Directors. Theo Sanidas will remain as a Director of the Company and Chairman of the Board.

The Company is continuing to reduce its overhead expenses by decreasing the size of its workforce and converting certain fulltime employees to a contract or commission-only basis.

The Business of WSi

WSi Interactive Corporation is an innovative web development, web management and integrated marketing firm whose objective is to capitalize on content and infrastructure opportunities on the Internet. WSi builds, manages and markets online businesses in the financial, e-tail and e-commerce, entertainment, and e-advertising sectors.

WSi focuses on companies where it can add significant value through a network of relationships and strategic alliances, using its experience to help companies to build Internet traffic, develop brands, and capitalize on a variety of revenue streams.

WSi Investor Relations Toll Free: 1-888-388-4636
Website: www.ws-i.com
Email: info@ws-i.com
Fax: 1-877-499-5806

ON BEHALF OF THE COMPANY

Theo Sanidas, President

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.